Seward & Kissel LLP
901 K Street, N.W.
Suite 800
Washington, D.C.  20001
Telephone:  (202) 737-8833
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www.sewkis.com

April 17, 2017

VIA EDGAR CORRESPONDENCE

Mr. Sonny Oh
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The AB Portfolios
–AB Balanced Wealth Strategy
–AB Tax-Managed Balanced Wealth Strategy
Post-Effective Amendment No. 106
File Nos. 33-12988 and 811-05088

Dear Mr. Oh:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the above-referenced post-effective amendment to the registration statement filed on February 10, 2017, on Form N-1A for AB Balanced Wealth Strategy (to be renamed "AB All Market Total Return Portfolio") and AB Tax-Managed Balanced Wealth Strategy (to be renamed "AB Tax-Managed All Market Income Portfolio") (each a "Fund"), each a series of The AB Portfolios (the "Registrant"). You provided the Staff's comments to me by telephone on March 28, 2017.

The Staff's comments and our responses thereto are discussed below.  The changes referenced in the responses will be reflected in a Rule 497 filing made on the effective date of the Post-Effective Amendment.

As discussed, Staff comments made on one Fund will be implemented for the other Fund to the extent it is applicable.

PROSPECTUS

Summary Information

Comment 1:
Under "Fees and Expenses of the Fund," if the Registrant intends to designate Class R, K or I shares of a Fund as "Clean Shares" for purposes of the relief provided by the SEC staff in its no-action letter to Capital Group (publicly available January 11, 2017) ("Capital Group"), include additional narrative disclosure regarding the payment of brokerage commissions by investors.

Response:	Registrant does not intend to designate any share class of a Fund as "Clean Shares" in this filing pursuant to the Capital Group letter.

Comment 2:	Confirm supplementally that the contractual fee waiver may be terminated only by the Fund board prior to the expiration date.

Response:	The Registrant confirms that the contractual fee waiver may be terminated only by the Fund board.

Comment 3:	Under "Fees and Expenses of the Fund – Examples," state the precise duration of each waiver.

Response:
Details on each fee waiver, including the precise duration, is provided in a footnote to the Annual Fund Operating Expenses table, which immediately precedes the Examples. The disclosure has not been revised in response to this comment.

Comment 4:
As described in the Letter to the Investment Company Institute from Barry Miller dated July 30, 2010 (the "ICI Letter"), derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by a fund and specific as to the fund's intent.  Please ensure that the derivatives risk disclosure is consistent with the ICI Letter.

Response:	The Registrant believes that the current disclosure is consistent with the ICI Letter.

Comment 5:	If a Fund invests in credit default swap agreements ("CDS"), or intends to write CDS, please confirm to the Staff that the Fund will cover the full notional value of the CDS it writes.

Response:	The Registrant covers its positions in accordance with the Investment Company Act of 1940, the rules thereunder and SEC and Staff interpretative guidance.

Comment 6:
Under "Principal Strategies" for AB All Market Total Return Portfolio, the reference to alternative investments cites instruments such as commodities, real estate-related securities, and inflation-indexed securities.  Appropriate risks relating to investment in these instruments should be disclosed under "Principal Risks."

Response:	The Prospectus has been revised in response to this comment.

Comment 7:
Under "Principal Strategies" for AB All Market Total Return Portfolio, there is a reference to investment of a portion of the Fund's assets in the AB All Market Alternative Return Portfolio.  Include the risks of investing in this underlying fund under "Principal Risks" and explain how this structure complies with the Investment Company Act of 1940 (the "1940 Act") and any rules thereunder.

Response:
Registrant has included additional disclosure on the risks of investing in other investment companies generally under "Principal Risks" and believes that the risks of the Fund's underlying investments are adequately reflected under "Principal Risks" and "Additional Information about the Funds' Risks and Investments" in the Prospectus.

In addition, Registrant is aware of the limitations relating to investments in underlying funds under the 1940 Act and rules thereunder. In this regard, the Registrant relies on Section 12(d)(1)(G) and Rule 12d1-2 under the 1940 Act. Registrant notes that the Fund intends to invest only in a class of shares of the underlying fund that does not impose a sales load or 12b-1 fee.

Comment 8a:
The "Principal Strategies" section for AB All Market Total Return Portfolio states that the Fund may seek to gain exposure to commodities and commodities-related instruments through investments in AB All Market Total Return Fund (Cayman) Ltd., a wholly owned subsidiary of the Fund (the "Subsidiary"). Disclose that the Fund complies with the pronouncements of the 1940 Act – Sections 8 and 18, in particular – on an aggregate basis with the Subsidiary.

Response:
Registrant notes that the Prospectus currently discloses that the Subsidiary is subject to substantially similar investment policies and restrictions as the Fund (except with respect to commodities) in the "Principal Strategies" and the "Additional Information About the Funds' Risks and Investments – Investments in Wholly-Owned Subsidiary" sections of the Prospectus. Disclosure under "Additional Information About the Funds' Risks and Investments – Investments in Wholly-Owned Subsidiary" states that the Fund and the Subsidiary will test compliance with certain restrictions on a consolidated basis.  The Fund confirms that it will comply with the provisions of the 1940 Act governing capital structure and leverage requirements under Section 18 on an aggregate basis with the Subsidiary.

Comment 8b:	Please confirm that the investment adviser to the Subsidiary complies with the 1940 Act requirements relating to advisory contracts (Section 15) in accordance with Section 2(a)(20) of the 1940 Act.

Response:
While in this case the Fund has complied with the requirements of Section 15 of the 1940 Act, Registrant does not believe that the Subsidiary needs to comply with such requirements. The Subsidiary is a non-U.S. entity that is a wholly-owned subsidiary of the Fund and is not, and is not required to be, a registered investment company under the 1940 Act.

Comment 8c:
Disclose that the Subsidiary complies with the provisions of Section 17 of the 1940 Act relating to affiliated transactions and custody.  Identify the custodian to the Subsidiary in the registration statement.

Response:
Registrant confirms that the Subsidiary will comply with the provisions relating to affiliated transactions under Section 17 of the 1940 Act and the rules thereunder, and the custody provisions of Section 17(f). The "Additional Information About the Funds' Risks and Investments – Investments in Wholly-Owned Subsidiary" section of the Prospectus discloses that "[t]he Subsidiary will also be subject to the same valuation, brokerage, and compliance policies and procedures as the Fund." State Street Bank and Trust Company is the custodian of the Fund and the Subsidiary.  In any event, as stated in the response to Comment 8b, the Subsidiary is not, and is not required to be, a registered investment company under the 1940 Act.

Comment 8d:
Disclose that the Subsidiary's principal investment strategies and principal risks constitute the principal strategies and risks of the Fund. The principal risks and principal strategies of the Subsidiary should reflect the aggregate risks and strategies of the Fund.

Response:
Registrant notes that the Prospectus currently discloses under "Principal Strategies" that the Subsidiary is subject to substantially similar investment policies and restrictions as the Fund (except with respect to commodities).  Whether the principal strategies and risks of the Subsidiary are principal strategies and risks of the Fund will depend on the extent the Fund invests in the Subsidiary and the resultant effect on the Fund as a whole. The principal investment strategies and risks of the Fund reflect the aggregate strategies and risks from direct investments and indirect exposure through investment in the Subsidiary.

Comment 8e:	Please confirm that the management fee of the Subsidiary is reflected in the Fund's fee table and the Expense Example.

Response:
Registrant confirms that any expenses associated with the Subsidiary are included in the Fund's fee table.  Registrant notes that disclosure under "Management of the Funds" in the Prospectus states that the Subsidiary pays no separate advisory fees, and that fees for such services are included in the advisory fee paid by the Fund.

Comment 8f:
Please confirm that the Subsidiary and its Board of Directors agree to designate an agent for service of process in the U.S., and that the Subsidiary and its Board of Directors agree to inspection of the Subsidiary's books and records by the Staff, in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response:
Registrant confirms that the Subsidiary and its Board of Directors agree that the Subsidiary will submit to service of process in the U.S., and that the Subsidiary and its Board of Directors agree to inspection of the Subsidiary's books and records by the Staff, in accordance with Section 31 of the 1940 Act and the rules thereunder.

Comment 9:	The credit risk bullet under "Principal Risks" for the Funds references investment in junk bonds. Accordingly, junk bonds should be referenced under "Principal Strategies."

Response:	The Prospectus has been revised in response to this comment.

Comment 10:	Provide year-to-date return information in a footnote to the bar chart, in accordance with Form N-1A, Item 4(b)(2)(ii).

Response:
The Fund believes that the current presentation of the year-to-date return information in narrative format, immediately preceding the bar chart, is consistent with the requirements of Item 4(b)(2). The Prospectus has not been revised in response to this comment.

Comment 11:	Under "Bar Chart and Performance Information" for AB All Market Total Return Portfolio, confirm that the information for best quarter and worst quarter is accurate.

Response:	Registrant has reviewed this information and confirms it is accurate.

Comment 12:
In the performance table under "Bar Chart and Performance Information" for AB All Market Total Return Portfolio, Class K and Class I each have performance data for 10 years but include a footnote citing a March 1, 2005 inception date and indicating that performance prior to such date is linked to Class A shares.  Performance for this period is not presented, so this footnote should be deleted.

Response:	Registrant has revised the Prospectus in response to this comment.

Comment 13:
The disclosure in footnote (d) to the fee table for AB Tax-Managed All Market Income Portfolio indicates that any fees waived and expenses borne by the Adviser may be reimbursed by a Fund until the end of the third fiscal year after the fiscal period in which the fee was waived or the expense was borne, subject to certain limitations.  The Staff's position is that it would not be appropriate for the Fund's operating expenses table to show total annual operating expenses net of waived fees where the recoupment does not occur within three years of the specific waiver.  Furthermore, Registrant would need to explain, based on an analysis under Statement of Financial Accounting Standards No. 5/Accounting Standards Codification subtopic 450-20 ("FAS 5"), whether potential reimbursements beyond three years under the fee waiver agreement would need to be disclosed as a current liability of the Fund.

Response:	After further consideration, the Adviser has decided not to seek recoupment of any fees waived or expenses reimbursed with respect to the Fund. The Prospectus has been revised accordingly.

Comment 14:
With respect to the recoupment of previously waived fees and/or reimbursed expenses discussed in footnote (d) to the fee table for AB Tax-Managed All Market Income Portfolio, the disclosure states that no reimbursement payment will be made by the Fund that would cause the Fund's Total Annual Fund Operating Expenses to exceed the expense limitations.  Revise or clarify this disclosure to indicate that no reimbursement will be made that would cause the Fund's operating expenses to exceed the expense limitation in place at the time of the applicable waiver or reimbursement or at the time of recoupment.

Response:	Please see response to Comment 13.

Comment 15:
Under "Principal Strategies" for AB Tax-Managed All Market Income Portfolio, the disclosure references investment in common stock of companies that regularly pay dividends (including real estate investment trusts), in tax-exempt debt securities and in exchange-traded funds, but does not provide corresponding risk disclosures for such investments under "Principal Risks."

Response:	The Prospectus has been revised in response to this comment.

Comment 16:	Under "Principal Strategies" for AB Tax-Managed All Market Income Portfolio, a risk disclosure is provided for high-yield debt securities, but no corresponding strategy disclosure is provided.

Response:	The Prospectus has been revised in response to this comment.

Comment 17:
Under "Principal Risks" for AB Tax-Managed All Market Income Portfolio, a risk disclosure is provided for inflation risk, but no such risk disclosure is provided under "Principal Risks" for AB All Market Total Return Portfolio.

Response:	See response to Comment 6.

Comment 18:	Under "Principal Risks" for AB Tax-Managed All Market Income Portfolio, disclosure is provided for liquidity risk. Consider mentioning liquidity under "Principal Strategies" for the Fund.

Response:
Registrant believes that its disclosure on fund liquidity appropriately appears under "Principal Risks."  Registrant notes that liquidity is not an investment strategy. The Prospectus has not been revised in response to this comment.

Comment 19:
For AB Tax-Managed All Market Income Portfolio, explain supplementally the change in disclosure relating to the Fund's benchmarks, particularly any change in the Fund's primary benchmark.  Ensure that the benchmark disclosure is clear.  If the Fund has selected a new primary benchmark that is different from the one used in the performance table for the immediate preceding period, explain the reason for the change and provide information for both the newly selected and the former benchmark, in accordance with Instruction 2(c) to Item 4(b)(2) of Form N-1A.

Response:
The Bloomberg Barclays 5-year General Obligation Municipal Bond Index remains the Fund's primary benchmark and is listed above the Fund's new secondary benchmark, the MSCI ACWI Index.  The Fund no longer uses the S&P 500 Index and a blended benchmark as secondary benchmarks due to the Fund's change in investment strategy.

Comment 20:
In the table under "Purchase Minimums" in the section "Additional Information About Purchase and Sale of Fund Shares, Taxes and Financial Intermediaries – Purchase and Sale of Fund Shares," review the disclosure for subsequent purchases for the automatic investment program to ensure it is accurate and clear.

Response:	Registrant has reviewed this disclosure, confirms it is accurate and believes it is clear.

Additional Information About the Funds' Risks and Investments

Comment 21:
Please revise the caption and the first paragraph of this section to clarify whether disclosure in this section discusses Principal and/or Non-Principal Strategies and Risks. In doing so, if Principal and Non-Principal Strategies and Risks are described, please delineate into two sections with Principal Strategies and/or Risks first. Note IM Guidance Update No. 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure ("IM Guidance Update 2014-08").

Response:
The Registrant has reviewed IM Guidance Update 2014-08. Each Fund's principal strategies and risks are identified in the Fund summary section of the Prospectus. General Instruction C.3(a) to Form N-1A states that "Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus." This instruction permits a Fund to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. The Registrant believes that it has identified the principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9.

Comment 22:
Under "Derivatives – Other Derivatives and Strategies – Commodity-Linked Derivative Instruments," identify AB All Market Total Return Portfolio by its full Fund name for clarity in the reference to investments in the wholly-owned subsidiary.  Review references to the "Fund" or "Funds" under "Additional Information About the Funds' Risks and Investments" to ensure that references to a single Fund or both Funds are accurate and clear.

Response:	The disclosure has been reviewed and clarified in response to this comment.

Comment 23:
Review the disclosure under "Investment in Exchange-Traded Funds and Other Investment Companies" to ensure it is accurate, in particular the disclosure that a Fund "may invest, sometimes significantly, in shares of ETFs . . . ."

Response:	Registrant has reviewed and revised this disclosure in response to this comment.

Comment 24:
Review the disclosure under "Investments in Wholly Owned Subsidiary" and state that the Fund "will be subject" rather than "may be subject" to the risks associated with the underlying derivative instruments and other securities to the extent AB All Market Total Return Portfolio invests in the Subsidiary.

Response:	Registrant has reviewed and revised this disclosure in response to this comment.

Comment 25:	Under "Preferred Stock," clearly define the term "preferred stock."

Response:	The Prospectus has been revised in response to this comment.

Comment 26:
Please clarify under "Additional Risks and Other Considerations" whether disclosure in this section discusses Principal and/or Non-Principal Strategies and Risks. In doing so, if Principal and Non-Principal Strategies and Risks are described, please delineate into two sections with Principal Strategies and/or Risks first. Note IM Guidance Update No. 2014-08.

Response:	Please see response to Comment 21.

Comment 27:
Review the items listed under "Additional Information About the Funds' Risks and Investments – Additional Risks and Other Considerations" to ensure they properly belong in this section and/or include risks.  For example, the listings and related discussions for "Borrowings and Leverage," "Unrated Securities," and "Future Developments" represent strategy disclosures more than they represent risks.  The disclosures should be revised as necessary to reflect investment risks.

Response:
Registrant has reviewed the disclosures and believes they are appropriate and adequate.  Nevertheless, the Registrant intends to further review the Prospectus in this regard in the near future and consider making changes.

Investing in the Funds

Comment 28:	Please describe what constitutes "proper form" under "How to Buy Shares."

Response:
The Registrant believes that the term "proper form" reflects plain English, is commonly used and well understood in the fund industry, and that no further disclosure is necessary. The prospectus has not been revised in response to this comment.

Comment 29:	The section covering investment in "Advisor Class Shares" has a different format (e.g., heading) than the one used in sections offering other share classes. Review for consistency.

Response:	Registrant has reviewed the disclosure and believes such disclosure is adequate. The Prospectus has not been revised in response to this comment.

Comment 30:
Under "Class A Shares – Purchases Not Subject to Sales Charges," the first bullet point covering a waiver for persons participating in a fee-based program sponsored by certain broker-dealers or other financial intermediaries requires more detail because the disclosure does not inform investors to whom this waiver applies.  Specifically, the reference to broker-dealers or other financial intermediaries approved by ABI is unclear and does not identify the broker-dealers or intermediaries to whom the waiver applies.

Response:	Registrant has reviewed the disclosure and has revised the Prospectus in response to this comment.

Comment 31:
Under the section "General Information," the first two sentences refer to a Fund's ability to suspend redemptions or postpone payments for up to seven days or longer, and to its right to close accounts below a certain dollar amount.  This disclosure should be reviewed to determine whether this information is more appropriate for the section in the Prospectus covering redemptions.

Response:	Registrant has reviewed the disclosure and believes that the current location of this disclosure is appropriate. The Prospectus has not been revised in response to this comment.

Comment 32:	Confirm that the "Glossary of Investment Terms" has been updated to include the appropriate benchmarks.

Response:	The Prospectus has been updated in response to this comment.

SAI

Comment 33:	Confirm the date of the Fund prospectuses cited on the cover page.

Response:	The disclosure has been updated in response to this comment.

Comment 34:	Footnote 1 on the cover page refers only to the name change for AB All Market Total Return Portfolio. Confirm this footnote is complete.

Response:	Footnote 1 is complete. The name change for AB Tax-Managed Balanced Wealth Strategy is effective on April 17, 2017, the date of the SAI.

Comment 35:
Provide additional disclosure in the "Investment Restrictions" section relating to the Investment Company Act of 1940 and applicable laws that describes the limitations on Fund investments in greater detail.

Response:
The Registrant believes that the disclosure appropriately reflects its  fundamental and non-fundamental investment policies as approved by its Board of Trustees. The SAI has not been revised in response to this comment.

Comment 36:
Under "Investment Restrictions," confirm that the disclosure for Fundamental Investment Policy #6 regarding the purchase or sale of commodities is still accurate for AB Balanced Wealth Strategy, given its new strategy to invest in a wholly owned subsidiary that may invest significantly in commodities and commodities-related instruments.

Response:
The Registrant confirms that the disclosure for this fundamental investment policy is accurate.  Registrant notes that any purchases or sales for the Subsidiary will comply with Fundamental Investment Policy #6.

Comment 37:
Under "Advisory Agreement and Expenses," confirm that the disclosure has been updated to cover applicable fee waivers in light of the changes to the Funds' underlying fund investments, as indicated in the fee tables in the Prospectus.

Response:	The Registrant confirms that the disclosure in this section has been updated.

Comment 38:
Under "Expenses of the Funds," reconcile the maximum 12b-1 distribution services fee for Class A shares cited in the main text with that provided in the footnote to the table regarding distribution services fees.

Response:	The SAI has been revised in response to this comment.

Comment 39:
Reconcile references (and delete disclosure, as applicable) in the prospectus and SAI regarding the redemption of Fund shares for which share certificates have (or have not) been issued with the references stating that a Fund will not issue share certificates representing shares of the Fund.

Response:	While the Funds do not issue share certificates, some AB Funds have historically issued share certificates. Therefore, the SAI has not been revised in response to this comment.

Comment 40:
Under "Purchase of Shares – Class A Shares – Class A Shares--Sales at NAV,"   clause (iv) covering a sales charge waiver for persons participating in a fee-based program sponsored by certain broker-dealers or other financial intermediaries requires more detail because the disclosure does not inform investors to whom this waiver applies.  Specifically, the reference to broker-dealers or other financial intermediaries approved by ABI is unclear and does not identify the broker-dealers or intermediaries to whom the waiver applies.

Response:	Registrant has reviewed the disclosure and has revised the SAI in response to this comment.

Comment 41:	Under "General Information," confirm that the effective dates for the name changes for the Fund are different.

Response:	Registrant confirms that the name changes for the Funds have different effective dates: April 17, 2017 for AB Tax-Managed Balanced Wealth Strategy, and April 24, 2017 for AB Balanced Wealth Strategy.

Comment 42:	Please confirm that each Fund will provide information regarding control persons and principal holders of Fund securities (Item 18(a) of Form N-1A).

Response:	The Registrant confirms that it will provide such information.

*          *          *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely, /s/ Lancelot A. King Lancelot A. King

cc:           Emilie D. Wrapp, Esq.
                Eric C. Freed, Esq.
Paul M. Miller, Esq.